Filed by Firstbank Corporation
Pursuant to Rule 425
Under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1933
Subject Company: Keystone Financial Corporation
Commission File No.: 000-00000

Firstbank Corporation

Acquisition of
Keystone Financial Corp.

Firstbank Corporation
Extending the Tradition . . . .

•	Great asset quality

•	Community banking

•	Separately chartered banks with real local boards

•	Centralized operational functions for high quality and efficient support

•	Conservative accounting and management

•	Strong capital position and balance sheet

•	Development of growth opportunities

Firstbank Corporation
Slogan and Mission

We’re all about you!

Firstbank Corporation preserves the benefits of community banking for its customers and communities, combining these benefits with advanced products, services and technology. Every person who walks through our door, including shareholders, customers and employees, will benefit either personally or financially.

Firstbank Corporation
Shareholder Value Enhancement

Stock Price
$33.00
$29.00
$25.00
$21.00
$17.00
$13.00
$9.00
$5.00
$15.08
$15.73
$16.54
$22.77
$29.68
$28.94
1999
2000
2001
2002
2003
2004

1999-2004 stock price CAGR equals 13.9%
Current dividend yield at 3.5%

Firstbank Corporation
Market Penetration

•	Firstbank Corporation was able to augment its growth by capturing market share in the growing markets of Mt. Pleasant and West Branch.

•	Firstbank Corporation entered the St. Johns market with a de novo bank in 2000 as a growth opportunity.

•	Now Firstbank Corporation enters the $3.2 billion (deposits) Kalamazoo County market with 3.5% market share of Keystone Community Bank – creating a new growth opportunity for Firstbank Corporation

Keystone Locations

•	Headquartered in Kalamazoo

•	Operates four offices in Kalamazoo County

•	Office locations include:

Address	City	Date Opened	Deposits 06-30-04 ($000)
107 W. Michigan Avenue	Kalamazoo	07/30/97	$74,108
6405 S. Westnedge Avenue	Portage	07/30/97	$27,413
235 N. Drake	Kalamazoo	09/17/03	$ 6,885
3910 W. Centre Avenue	Portage	11/03/03	$ 5,694

Market Share Analysis
Kalamazoo County

Holding Company	6/04 Deposits	6/04 Market Share
Fifth Third Bancorp	$ 565,523	17.4%
National City Corp.	$ 544,106	16.8%
LaSalle Bank Corporation	$ 318,440	9.8%
Comerica, Inc.	$ 204,694	6.3%
Capital Bancorp, Ltd.	$ 153,813	4.7%
Flagstar Bancorp, Inc.	$ 116,256	3.6%
Keystone Financial Corp.	$ 114,100	3.5%
All Others (Banks, Thrifts
and Credit Unions)	$1,224,561	37.9%

TOTAL	$3,241,493	100.0%

Firstbank Corporation
Asset Growth ($Millions)

	1994	2004	CAGR
Firstbank Corporation	$310	$806	10.0%
Firstbank-Lakeview(1)	$ 73	$113	4.5%
Firstbank-West Branch	$ 83	$214	9.9%
Firstbank-Alma	$159	$232	3.8%
Firstbank - Mt. Pleasant	$ 66	$184	10.9%

	2000	2004	CAGR
Firstbank-St. Johns (2)	$ 22	$ 52	23.8%
Keystone	$ 66	$142	21.1%

(1)Acquired by Firstbank in 1997 (2)Established in 2000

Firstbank and Keystone
Office Map

FBMI Locations (in Red)

Keystone Locations (in Blue)

Keystone Detailed Office Map

Firstbank and Keystone
Market Demographic Characteristics

Keystone HQ Location	Current Population	Median Household Income	Per Capita Income	2000 - 2004 Population Growth	Estimated 5 Year Growth In Population
Kalamazoo County	243,599	$44,900	$23,729	2.1%	2.4%
Firstbank Subsidiary HQ Locations
Clinton County	67,998	$59,640	$26,015	5.0%	5.8%
Gratiot County	42,364	$39,447	$17,655	0.2%	0.0%
Isabella County	65,334	$37,187	$18,264	3.1%	3.6%
Montcalm County	63,122	$40,469	$17,838	3.0%	3.5%
Ogemaw County	21,645	$33,016	$17,753	0.7%	0.7%
State of Michigan	10,109,402	$48,188	$24,471	1.7%	1.9%

Strategic Rationale

•	Leverage capital base of FBMI

•	FBMI will expand its footprint

•	Enhanced growth prospects in Kalamazoo

•	Keystone represents a quality franchise

•	Strong Management Team

Keystone Total Assets
($Millions)

CAGR = 16.9%

Keystone Net Income
($000s)

(1)     Midpoint of $1.0-$1.2 million range provided by Keystone

Keystone
Return on Average Assets

Keystone Community Bank
Quarterly Performance

	1Q - 04	2Q - 04	3Q - 04	4Q - 04	1Q - 05
Assets ($ Mil.)	$131	$136	$139	$142	$151
Loans ($ Mil.)	$122	$122	$130	$134	$144
Deposits ($ Mil.)	$110	$114	$116	$119	$127
Net Interest Margin	3.73%	3.56%	3.85%	4.10%	4.00%
Efficiency Ratio	76.5%	78.8%	71.7%	66.4%	66.6%
Net Income ($000)	$ 98	$181	$226	$316	$248

•	At March 31, 2005, Keystone reported over $40 million in loan participations sold. FBMI anticipates $18 million will be brought back to the resulting company on a post transaction basis. Including participations, Keystone’s total loans increased 27% or $39 million from 1Q-04 to 1Q-05.

Key Financial Terms

•	Consideration includes 1.0-for-1.0 exchange ratio in common stock of FBMI and $19.35 per share in cash

•	Aggregate value equals $26.6 million including in-the-money value of options as of May 11, 2005

•	232% of December 31, 2004 Keystone Financial Corporation total equity

•	33.6 times Keystone’s 2004 net income

•	24.2 times Keystone’s 2005 estimated net income

Resulting Management
Structure of Keystone

•	Chairman –Ford Kieft

•	Pres./CEO – Tom Schlueter

•	SVP – Darin Caranci

•	Tom Sullivan to be added to Keystone board of Directors

Guideline Transactions

All Bank Transactions Announced
Since December 31, 2003

Quarter	# of Deals	Price/Book	Price/Earnings
1Q 05	30	222%	23.6
4Q 04	45	231%	26.3
3Q 04	68	229%	21.6
2Q 04	48	223%	21.6
1Q 04	54	223%	24.4
FBMI/Keystone		232%	33.6(1)
			24.2(2)

(1) Multiple based on 2004 Stated Net Income
(2) Multiple based on 2005 Estimated Net Income

Pro Forma FBMI

Projected Earnings Per Share Effect
Adjusted for Keystone Transaction

- Assumes Year-End 2005 Closing
- Includes Estimated Cost Savings and Loan Participation Revenue
- No Other Revenue Enhancements Included

	2006	2007
$ Earnings Accretion Per Share	$ 0.02	$ 0.06
Loan Participation Net Revenue (P-T)	$ 405	$ 405
Cost Savings ($000) (P-T)	$ 863	$ 924
Cost Savings (%)	19.5%	19.8%

P-T = Pre-Tax

Cautionary Statement: This presentation contains certain forward-looking statements that involve risks and uncertainties. Forward-looking statements include statements concerning future earnings, loan participation net revenue, cost savings and the expected accretive nature of the transaction. Such statements are subject to certain risks and uncertainties which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this presentation.